                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           AMENDMENT NO. 1 <F1> TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         Helene Curtis Industries, Inc.
                                (Name of Issuer)

                     Common Stock and Class B Common Stock
                       (Title of Class of Securities)

                                  423236 10 8
                                 (CUSIP Number)


                                                          Copy to:

              Ronald J. Gidwitz                     Robert F. Wall, Esq.
         Helene Curtis Industries, Inc.               Winston & Strawn
           325 North Wells Street                   35 West Wacker Drive
           Chicago, Illinois 60610                 Chicago, Illinois 60601
               (312) 661-0222                          (312) 558-5600


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 19, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


<F1> Constituting the final amendment hereto.

CUSIP No. 423236 10 8

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Gidwitz Family Partnership

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     [x]
                                                            (b)     [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e)                     [ ]

6     CITIZEN OR PLACE OF ORGANIZATION
            Illinois


NUMBER OF        7      SOLE VOTING POWER
                              -0-
SHARES
                 8      SHARED VOTING POWER
BENEFICIALLY                  -0-

OWNED BY EACH    9      SOLE DISPOSITIVE POWER
                              -0-
REPORTING
                10      SHARED DISPOSITIVE POWER
PERSON WITH                   -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           -0-

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

14    TYPE OF REPORTING PERSON*
           PN

CUSIP No. 423236 10 8

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            HCI Partnership

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     [x]
                                                            (b)     [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e)                     [ ]

6     CITIZEN OR PLACE OF ORGANIZATION
            Illinois

NUMBER OF        7      SOLE VOTING POWER
                              -0-
SHARES
                 8      SHARED VOTING POWER
BENEFICIALLY                  -0-

OWNED BY EACH    9      SOLE DISPOSITIVE POWER
                              -0-
REPORTING
                10      SHARED DISPOSITIVE POWER
PERSON WITH                   -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           -0-

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

14    TYPE OF REPORTING PERSON*
           PN

CUSIP No. 423236 10 8

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ronald J. Gidwitz

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     [x]
                                                            (b)     [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e)                     [ ]

6     CITIZEN OR PLACE OF ORGANIZATION
            United States

NUMBER OF         7     SOLE VOTING POWER
                              -0-
SHARES
                  8     SHARED VOTING POWER
BENEFICIALLY                  -0-

OWNED BY EACH     9     SOLE DISPOSITIVE POWER
                              -0-
REPORTING
                  10    SHARED DISPOSITIVE POWER
PERSON WITH                   -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           -0-

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

14    TYPE OF REPORTING PERSON*
            IN

        The Gidwitz Family Partnership, the HCI Partnership and Ronald J. Gidwitz (together, the "Parties" and each a "Party") hereby amend and supplement their statement on Schedule 13D originally filed on February 20, 1996 (as so amended, the "Statement"), with respect to a Stockholder Agreement dated as of February 13, 1996 (the "Stockholder Agreement") among the Parties, Conopco, Inc. and Conopco Acquisition Company, Inc. (the "Purchaser") relating to 2,774,106 shares of Class B Common Stock of Helene Curtis Industries, Inc. (the "Company"). Capitalized terms not defined herein have the meanings assigned thereto in the Statement. This Amendment No. 1 constitutes the final amendment to the Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 is hereby amended and supplemented by the following:

        As a result of the consummation of the transactions described below, the Parties no longer beneficially own any shares of Common Stock or Class B Common Stock of the Company.

        On March 18, 1996, Ronald J. Gidwitz and seven other partners in the Gidwitz Family Partnership withdrew 72,000 shares of Class B Common Stock from the Gidwitz Family Partnership, converted those shares into 72,000 shares of Common Stock and made contributions of that Common Stock to the Ronald J. Gidwitz Charitable Remainder Annuity Trust (40,030 shares) and the Fidelity Charitable Gift Fund (31,970 shares).

        On March 19, 1996, pursuant to the terms of the Stockholder Agreement, the Purchaser purchased 569,909 shares of Class B Common Stock from the HCI Partnership at a purchase price of $70.00 per share. Also on March 19, 1996, pursuant to the terms of the Stockholder Agreement, the Purchaser purchased 2,012,197 shares of Class B Common Stock from the Gidwitz Family Partnership at a purchase price of $70.00 per share. Upon consummation of the foregoing transactions, neither the HCI Partnership nor the Gidwitz Family Partnership owned beneficially or of record any Common Stock or Class B Common Stock of the Company.

        On March 18, 1996, the Purchaser's Offer expired pursuant to its terms. On March 19, 1996, the Purchaser accepted for payment all shares of Common Stock validly tendered pursuant to the Offer. Also on March 19, 1996, pursuant to the terms of the Company's 1979 Stock Option Plan, the Company repurchased from Ronald J. Gidwitz 25,000 shares of Common Stock and 120,000 shares of Class B Common Stock owned by Mr. Gidwitz and subject to such plan for amounts specified therein. Also on March 19, 1996, the Purchaser was merged with and into the Company. Upon consummation of the foregoing transactions, Mr. Gidwitz did not own beneficially or of record any Common Stock or Class B Common Stock of the Company.

                                  SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 Dated: March 25, 1996


                                        GIDWITZ FAMILY PARTNERSHIP



                                        By:  /s/ Gerald S. Gidwitz
                                           ---------------------------------
                                           Name: Gerald S. Gidwitz
                                           Title: Managing General Partner



                                        By:  /s/ Ronald J. Gidwitz
                                           ---------------------------------
                                           Name: Ronald J. Gidwitz
                                           Title: Managing General Partner



                                        By:  /s/ James G. Gidwitz
                                           ---------------------------------
                                           Name: James G. Gidwitz
                                           Title: Managing General Partner



                                        By:  /s/ Ralph W. Gidwitz
                                           ---------------------------------
                                           Name: Ralph W. Gidwitz
                                           Title: Managing General Partner



                                        By:  /s/ Dr. Betsy R. Gidwitz
                                           ---------------------------------
                                           Name: Dr. Betsy R. Gidwitz
                                           Title: Managing General Partner



                                        HCI PARTNERSHIP



                                        By:  /s/ Gerald S. Gidwitz
                                           ---------------------------------
                                           Name: Gerald S. Gidwitz
                                           Title: Managing General Partner



                                        By:  /s/ Ronald J. Gidwitz
                                           ---------------------------------
                                           Name: Ronald J. Gidwitz
                                           Title: Managing General Partner

                                        By:  /s/ James G. Gidwitz
                                           ---------------------------------
                                           Name: James G. Gidwitz
                                           Title: Managing General Partner



                                        By:  /s/ Ralph W. Gidwitz
                                           ---------------------------------
                                           Name: Ralph W. Gidwitz
                                           Title: Managing General Partner



                                        By:  /s/ Dr. Betsy R. Gidwitz
                                           ---------------------------------
                                           Name: Dr. Betsy R. Gidwitz
                                           Title: Managing General Partner



                                        /s/ Ronald J. Gidwitz
                                        ------------------------------------
                                        Ronald J. Gidwitz